UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces First Quarter 2025

Operating and Financial Results

Mexico City, Mexico, April 28, 2025—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the first quarter 2025 (1Q25).

1Q25 summary

▪	Passenger traffic increased 9.1% during 1Q25, as compared to 1Q24, reaching 6.4 million passengers. The airports with the highest traffic growth compared to 1Q24 were Monterrey, Acapulco, Culiacán, Torreón, and Tampico.
▪	The sum of aeronautical and non-aeronautical revenues grew 15.6%, as compared to 1Q24.
▪	Adjusted EBITDA reached Ps.2,372 million.
▪	Capital investments and major maintenance works included in the Master Development Plans (MDPs) plus strategic investments were Ps.502 million in the quarter.

OMA will hold its 1Q25 earnings conference call on April 29, 2025 at 10:00 a.m. Eastern time, 8:00 a.m. Mexico City time.

Call +1-877-407-9208 toll-free from the U.S. or +1-201-493-6784 from outside the U.S. The conference ID is 13753141. The conference call will also be available by webcast at:
https://viavid.webcasts.com/starthere.jsp?ei=1715000&tp_key=b094f7520c.

Chief Financial Officer		Investor Relations:
Ruffo Pérez Pliego		Emmanuel Camacho
+52 (81) 8625 4300		+52 (81) 8625 4308
rperezpliego@oma.aero	www.oma.aero	ecamacho@oma.aero

1Q25 Operating Results

Operations, Passengers, and Cargo

The number of seats offered increased 13.4% compared to 1Q24.

During the quarter, 16 routes started operations, of which 11 were domestic routes and 5 were international routes.

* There was no other airline operating this route.

Total passenger traffic reached 6.4 million passengers, an increase of 9.1% as compared to 1Q24. During the quarter, of total traffic, 83.5% was domestic and 16.5% was international.

Domestic passenger traffic grew 8.0%, compared to 1Q24, while international traffic increased 15.1%.

The airports with the largest passenger traffic growth in volume terms as compared to 1Q24, were:

▪	Monterrey (+15.4%), on its Querétaro, Santa Lucía (AIFA), Hermosillo, Ciudad Juárez, and Guadalajara routes.
▪	Acapulco (+46.6%), on its Tijuana, Mexico City, and Guadalajara routes.
▪	Culiacán (+7.4%), on its Guadalajara, Monterrey and Santa Lucía (AIFA) routes.

The airports with the largest passenger traffic decrease in volume terms as compared to 1Q24, were:

▪	Mazatlán (-2.7%), on its Mexico City, Phoenix and Ciudad Juárez routes.
▪	Reynosa (-10.8%), on its Mexico City, Cancún and Santa Lucía (AIFA) route.
▪	Zihuatanejo (-4.9%), on its Mexico City, Phoenix and San Diego routes.

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Commercial Operations

The commercial space occupancy rate in the passenger terminals was 96.0% as of March 31, 2025.

Freight Logistics Services

▪	OMA Carga’s revenues increased by 29.7%, as compared to 1Q24, due to an increase in revenues from the air cargo operations in Monterrey.

Hotel Services

▪	The NH Collection Terminal 2 Hotel had an 86.5% occupancy rate, compared to 88.7% in 1Q24, with a 16.7% increase in the average room rate to Ps.3,034 per night.
▪	Hilton Garden Inn had a 77.0% occupancy rate, compared to 77.3% in 1Q24, with a 21.5% increase in the average room rate to Ps.3,393 per night.

Industrial Services

▪	OMA VYNMSA Aero Industrial Park: Revenues reached Ps.42.1 million, an increase of 56.4% versus 1Q24. The increase is mainly explained by a higher number of square meters leased as compared to 1Q24.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 13.8%.

Non-aeronautical revenues increased 20.9%.

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Commercial revenues increased 22.8%, while commercial revenues per passenger reached Ps.66.3, increasing 12.5% versus 1Q24. The line items with the largest increases were:

▪	VIP Lounges, +80.2%, as a result of an increase in rates and a higher number of users, as well as, new lounges beginning operations in previous quarters.
▪	Restaurants, +32.8%, driven by a higher penetration and the opening or replacement of outlets in previous quarters.
▪	Retail, +50.9%, mainly as a result of the contribution of new spaces opened or replacements in existing spaces in previous quarters, as well as, a higher penetration.

Diversification revenues increased 22.0%, mainly due to higher revenues from Industrial Services and OMA Carga.

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Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) increased 10.2% as compared to 1Q24.

The major maintenance provision expense was Ps.53.4 million. The outstanding balance of the maintenance provision as of March 31, 2025 was Ps.2,374 million.

The airport concession tax increased 16% to Ps.259.2 million, as a result of the increase in revenues.

In relation to the change in the rate from 5% to 9% applied to the revenues generated by OMA’s airport concessions, pursuant to the Mexican Federal Duties Law, effective as of January 1, 2024, in the first quarter of 2025, the 4% excess of Concession Tax levied on aeronautical revenues amounted to Ps.99.2 million, equivalent to 3.1% of the sum of OMA's aeronautical and non-aeronautical revenues. This amount is included within the Ps.259.2 million recorded as Concession Tax expense in 1Q25. Under the Tariff Regulation Bases effective as of October 20, 2023, payments made to the government related to aeronautical revenues, in excess of those included in the most recent tariff revision, will be added to the reference value to be used in the next joint maximum tariff revision. Therefore, starting in January 2026, these excess airport concession taxes amounts paid will begin to be recovered through the maximum tariff.

The technical assistance fee was Ps.61.6 million, 17% higher, due to an increase in the EBITDA.

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Total operating costs and expenses decreased 25.7%.

Operating Income and Adjusted EBITDA

Operating Income was Ps.2,111 million, 17.7% higher than 1Q24, with an operating margin of 59.2%.

Adjusted EBITDA was Ps.2,372 million, 16.1% higher than 1Q24, with a margin of 74.9%.

*Excluding the incremental effect of the concession tax on aeronautical revenues, OMA's Adjusted EBITDA would have been Ps.2,469 million, with a margin of 78.0% during 1Q25.

Financing Expense and Net Income

Financing Expense grew 13.1% as compared to 1Q24. The increase is primarily due to a lower interest income, as a result of a lower average cash balance in the first quarter as compared to the same period of the previous year.

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Consolidated net income in the quarter was Ps.1,292 million, an increase of 19.7% as compared to 1Q24.

Earnings per share, based on net income of the controlling interest was Ps.3.33, and earnings per ADS was US$1.30. Each ADS represents eight Series B shares.

MDP and Strategic Investments

In 1Q25, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.502 million, comprised of Ps.403 million in improvements to concessioned assets, Ps.17 million in major maintenance and Ps.82 million in strategic investments.

The most important investment expenditures included:

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Indebtedness

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

During 1Q25, cash flows from operating activities generated cash of Ps.1,918 million.

Investing activities used cash for Ps.781 million in the first quarter. Financing activities reflect mainly interest expense payments and the repayment of Ps.150 million of short-term loans, resulting in a net cash outflow of Ps.519 million in the quarter.

The net increase in cash resulting from operating, investing and financing activities in 1Q25 was Ps.617 million. This, combined with the negative effect of changes in the value of cash of Ps.7 million, resulted in a Cash and Cash Equivalents balance as of March 31, 2025 of Ps.2,267 million.

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Relevant Events.

OMA’s General Annual Ordinary Shareholders’ Meeting. On April 25, 2025, at the Shareholders’ Meeting, shareholders approved, among other matters, the payment of a cash dividend to shareholders of Ps.4,500 million (Four thousand five hundred million Pesos) which will be paid in two equal installments of Ps.2,250 million (Two thousand two hundred fifty million Pesos) no later than May 31, 2025, and November 30, 2025.

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(Terminal Passengers - Excludes Transit Passengers)

Total Passengers	1Q24	1Q25	% Var
Acapulco	124,408	182,375	46.6
Ciudad Juárez	480,809	485,716	1.0
Culiacán	490,836	527,401	7.4
Chihuahua	430,729	422,965	(1.8)
Durango	121,484	124,771	2.7
Mazatlán	493,262	480,083	(2.7)
Monterrey	2,853,224	3,291,286	15.4
Reynosa	115,691	103,159	(10.8)
San Luis Potosí	157,903	173,478	9.9
Tampico	119,401	135,709	13.7
Torreón	172,047	191,547	11.3
Zacatecas	97,836	88,228	(9.8)
Zihuatanejo	231,613	220,371	(4.9)
Total	**5,889,243**	**6,427,089**	**9.1**

Domestic Passengers	1Q24	1Q25	% Var
Acapulco	118,471	165,000	39.3
Ciudad Juárez	479,265	483,483	0.9
Culiacán	481,375	518,272	7.7
Chihuahua	397,614	385,703	(3.0)
Durango	97,885	97,482	(0.4)
Mazatlán	339,315	324,877	(4.3)
Monterrey	2,400,976	2,719,042	13.2
Reynosa	115,104	102,516	(10.9)
San Luis Potosí	97,125	116,041	19.5
Tampico	104,976	119,027	13.4
Torreón	154,795	170,021	9.8
Zacatecas	60,667	45,625	(24.8)
Zihuatanejo	117,796	116,477	(1.1)
Total	**4,965,364**	**5,363,566**	**8.0**

International Passengers	1Q24	1Q25	% Var
Acapulco	5,937	17,375	192.7
Ciudad Juárez	1,544	2,233	44.6
Culiacán	9,461	9,129	(3.5)
Chihuahua	33,115	37,262	12.5
Durango	23,599	27,289	15.6
Mazatlán	153,947	155,206	0.8
Monterrey	452,248	572,244	26.5
Reynosa	587	643	9.5
San Luis Potosí	60,778	57,437	(5.5)
Tampico	14,425	16,682	15.6
Torreón	17,252	21,526	24.8
Zacatecas	37,169	42,603	14.6
Zihuatanejo	113,817	103,894	(8.7)
Total	**923,879**	**1,063,523**	**15.1**

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Unaudited Consolidated Statement of Comprehensive Income

(Thousands of Pesos)

	1Q24	1Q25	% Var
Revenues			
Aeronautical Revenues	2,053,937	2,337,316	13.8
Non-Aeronautical Revenues	685,259	828,600	20.9
Aeronautical Revenues + Non-Aeronautical Revenues	**2,739,196**	**3,165,916**	**15.6**
Construction Revenues	1,015,848	402,897	(60.3)
Total Revenues	**3,755,044**	**3,568,813**	**(5.0)**
Operating Costs			
Cost of Services	255,647	265,259	3.8
Administrative Expenses	173,283	207,707	19.9
Major Maintenance Provision	71,348	53,435	(25.1)
Construction Costs	1,015,848	402,897	(60.3)
Concession Taxes	223,461	259,164	16.0
Technical Assistance Fee	52,603	61,561	17.0
Depreciation and Amortization	178,897	207,613	16.1
Other expenses (Revenues) - Net	(9,061)	(42)	n.a.
Total Operating Costs and Expenses	**1,962,026**	**1,457,594**	**(25.7)**
Operating Income	**1,793,018**	**2,111,219**	**17.7**
Operating Margin (%)	47.7%	59.2%	
Financing (Expense) Income:			
Interest Income	88,631	43,051	(51.4)
Interest (Expense)	(346,204)	(344,025)	(0.6)
Exchange Gain (Loss) - Net	(18,559)	(11,341)	(38.9)
Total Financing (Expense) Income	**(276,132)**	**(312,315)**	**13.1**
Income before Taxes	**1,516,886**	**1,798,904**	**18.6**
Taxes - Cash	506,428	528,061	4.3
Taxes - Deferred	(68,739)	(20,923)	(69.6)
Income Tax	**437,689**	**507,138**	**15.9**
Consolidated Net Income	**1,079,197**	**1,291,766**	**19.7**
Consolidated Comprehensive Income	**1,079,197**	**1,291,766**	**19.7**
Consolidated Net Income attributable to:			
Non-Controlling Interest	2,369	7,108	200.0
Controlling Interest	1,076,828	1,284,658	19.3
Consolidated Comprehensive Income attributable to:			
Non-Controlling Interest	2,369	7,108	200.0
Controlling Interest	1,076,828	1,284,658	19.3
Weighted Average Shares Outstanding	386,169,425	386,169,425	
EPS (Ps.)	2.79	3.33	19.3
EPADS (US$)	1.35	1.30	(3.3)
EBITDA	**1,971,915**	**2,318,832**	**17.6**
EBITDA Margin (%)	52.5%	65.0%	
Adjusted EBITDA	**2,043,263**	**2,372,267**	**16.1**
Adjusted EBITDA Margin (%)	74.6%	74.9%

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Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” For more information, please refer to our Quarterly Financial Information submitted to the Mexican Stock Exchange (www.bmv.com.mx)

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable period of 2024. The exchange rates used to convert foreign currency amounts were Ps.16.5323 as of March 31, 2024, and Ps.20.4003 as of March 31, 2025.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result, the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit. The definition of terminal passengers of OMA may differ from the definition utilized by its shareholder VINCI Airports.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

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Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Since December 2022, OMA is part of VINCI Airports, the world´s leading private airport operator.

Webpage: www.oma.aero

X: http://twitter.com/OMAeropuertos

Facebook: https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated: April 29, 2025